Exhibit 99.18

Summary of Loan Agreement Entered into by and between BAK International (Tianjin) Limited (“the Company”) and Tianjin Branch, Bank of Dalian (“the Creditor”) dated November 27, 2009

Main contents

  Contract number: DLLJin 200911270025;

  Loan principal: RMB 20 million;

  Loan term: from November 27, 2009 to November 26, 2010;

  Floating interest rate: annually 5.31%, rate adjustment in one month cycle;

    Interest accrued and settled per month, interest settlement day is the 20th day of each month;

    Penalty interest rate for delayed repayment: 5.31% plus 50% *5.31%;

    Penalty interest rate for embezzlement of loan proceeds: 5.31% *1;

  Purpose of the loan is to provide working capital for the Company;

  Advanced repayment of loan needs to be approved by the Creditor;

  Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

Headlines of the articles omitted:

  Loan arrangement

  Interest clearing of the loan

  Payment of the loan

  Insurance

  Rights and obligation of the Creditor

  Declaration and undertaking of the Company

  Interest penalty of loan

  Guarantee of the loan agreement

  Disputation settlement

  Notification